UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

51, Sogong-ro,

Jung-gu, Seoul, 04632 Korea

March 5, 2025

Dear Valued Shareholders,

I would like to express my sincere gratitude to you, our shareholders, for your continued interest and unwavering support for Woori Financial Group (“WFG” or the “Group”).

Despite heightened uncertainties and increased financial market volatility in 2024, WFG achieved a net income of KRW 3.086 trillion (attributable to controlling interest), reflecting a 23.1% increase from the previous year. This strong performance was driven by strong profit-generating capabilities and stable cost management. Even amid sharp increases in exchange rates, all subsidiaries strengthened risk-weighted asset management and adopted a prudent asset rebalancing strategy, prioritizing high-quality assets. As a result, the Group effectively managed its Common Equity Tier 1 (CET1) ratio, enhancing its loss-absorption capacity and maintaining a stable financial position that exceeded market expectations.

In July 2024, WFG became the first bank holding company in Korea to announce a Corporate Value Enhancement (“Value-Up”) Plan, actively participating in the government’s Value-Up Program aimed at advancing the capital market. The Group communicated with the market by setting sustainable ROE and capital ratio targets while implementing a strengthened shareholder return policy based on the CET1 ratio.

In recognition of these financial achievements and shareholder return policies, our Board of Directors approved an annual dividend of KRW 1,200 per share for 2024, which includes quarterly dividends of KRW 180 per share—marking a 20% increase from the previous year. Furthermore, as part of the Group’s long-standing goal of full privatization, we repurchased and canceled the remaining 1.24% stake held by the Korea Deposit Insurance Corporation (KDIC) for KRW 136.7 billion. This led to a 37% increase in share buybacks and cancellations compared to KRW 100 billion in the previous year.

At the upcoming Annual General Meeting (“AGM”), the Board plans to propose a resolution for reducing capital surplus to become the first bank holding company in Korea to distribute non-taxable dividends. In addition, the Board is seeking to amend the Articles of Incorporation of WFG to modernize the quarterly dividend framework, ensuring that the quarterly dividend amounts are determined before the record dates are set, in alignment with international best practices. These initiatives reflect the Group’s commitment to enhancing our shareholder return policies and transparency.

WFG is also actively implementing initiatives across the environmental, social, and governance (“ESG”) domains under our ESG vision, “Creating a Better World Through Finance.” The Group is making significant strides as a global leader in biodiversity and circular economy initiatives, while also fulfilling its corporate social responsibilities through financial support for marginalized groups, fostering future generations, and promoting multicultural inclusion.

As a result of these efforts, the Group was awarded an MSCI AAA rating for the second consecutive year in 2024, included in the DJSI World Index for the first time, and recognized as part of Bloomberg’s Leading Group. These achievements reaffirm WFG’s position as a top-tier institution in terms of ESG excellence.

However, despite these accomplishments, certain events have raised concerns among shareholders and customers. In response, WFG swiftly implemented a series of measures to strengthen governance and internal controls. These initiatives include enhancing Board reporting standards for financial incidents, establishing a Group Ethics Management Office, introducing a personal credit information registration system for all executives and their close relatives, implementing a new lending information input process to prevent third-party influence, solicitation, or undue credit approvals at the business unit level, and deploying an advanced fraudulent transaction detection system to mitigate risks more effectively.

At this AGM, we are proposing the establishment of an Ethics and Internal Control Committee under the Board of Directors. This initiative will strengthen the internal control functions currently managed by the Audit Committee, while also refreshing its composition to further enhance its effectiveness. The proposed Ethics and Internal Control Committee, to be composed entirely of independent directors, will play a critical role in curbing managerial misconduct, particularly at the executive level, and strengthening the independence of the whistleblower system. Through this Board-led, ethics-driven governance framework, WFG will continue to build a corporate culture of accountability, integrity, and strong corporate governance.

Moving forward, WFG will rigorously implement the internal control enhancement measures that have been developed, ensuring the successful adoption of the responsibilities map across the Group. Beyond structural improvements, we are committed to fundamentally improving our corporate culture, including through the elevation of individual ethical awareness, to ensure that all business operations adhere to the highest standards of governance, ethics, and internal controls.

At this AGM, we will propose the appointment of four new independent directors—Choon Soo KIM, Young Hoon KIM, Kang Haeng LEE, and Yeongseop RHEE—as well as the reappointment of independent director In Sub YOON. In recent years, public interest in the role of corporate boards in listed companies has grown significantly, with an increasing focus on ensuring the true independence of independent directors. We are confident that these five candidates not only exhibit strong independence but also bring exceptional expertise across diverse fields. Their contributions will be instrumental in enhancing Woori Financial Group’s corporate value and reinforcing its governance framework.

Looking ahead, WFG remains committed to making trust its top priority this year. The Group will focus on strengthening its core capabilities, delivering strong results, and elevating itself to the next level. Additionally, we will actively support small businesses and financially vulnerable groups, fostering inclusivity and shared growth. Through these initiatives, we are committed to becoming a trusted financial institution for our customers, the market, and society as a whole.

The AGM will be held on Wednesday, March 26, 2025. Detailed explanations of the agenda items are provided in the AGM Convocation Notice and the accompanying supplementary materials. On behalf of WFG and the Board, we kindly request your support FOR all resolutions presented at the meeting.

Thank you for your continued trust and support. We look forward to a successful future together.

Yours sincerely,

Jong-Yong Yim
Chairman and CEO
Woori Financial Group

Convocation Notice of the Annual General Meeting of Shareholders

Notice is hereby given that an Annual General Meeting of Shareholders of Woori Financial Group Inc. (the “Company” or the “Group”) will be held as described hereunder and your attendance is cordially requested.

Description

1. Date and Time	March 26, 2025; 10 A.M. (Korea Standard Time)

2. Venue	Woori Bank Head Office Building, Synergy Hall, 5th floor, 51, Sogong-ro, Jung-gu, Seoul, Korea (subject to change in the case of extraordinary circumstances)

3. Agenda

1. Approval of separate financial statements (including statements of appropriations of retained earnings) and consolidated financial statements for the fiscal year 2024 (Jan. 1, 2024 – Dec. 31, 2024)

2. Approval of amendments to the Articles of Incorporation

3. Approval of reductions to the capital reserve

4. Election of directors (4 independent directors)

- 4-1. Candidate for independent director : Choon Soo KIM

- 4-2. Candidate for independent director : Young Hoon KIM

- 4-3. Candidate for independent director : Kang Haeng LEE

- 4-4. Candidate for independent director : In Sub YOON

5. Election of independent director who will serve as an audit committee member (1 director)

- Candidate for independent director who will serve as an audit committee member : Yeongseop RHEE

6. Election of audit committee members who are independent directors (3 directors)

- 6-1. Candidate for audit committee member who is an independent director : Choon Soo KIM

- 6-2. Candidate for audit committee member who is an independent director : Young Hoon KIM

- 6-3. Candidate for audit committee member who is an independent director : Kang Haeng LEE

7. Approval of maximum limit on directors’ compensation

The Board of Directors recommends that you vote IN FAVOR of all of the proposed agenda items

Please refer to our website https://www.woorifg.com/eng/investor/ir/proxy/list.do for additional details related to the proposed agenda items

Reference Document for the Exercise of Voting Rights

1. Approval of separate financial statements (including statements of appropriations of retained earnings) and consolidated financial statements for the fiscal year 2024 (Jan. 1, 2024 – Dec. 31, 2024)

Please refer to Appendix A.

2. Approval of amendments to the Articles of Incorporation

Please refer to Appendix B.

3. Approval of reductions to the capital reserve

Agenda details

-

In accordance with Article 461-2 of the Korean Commercial Code (Reduction of Reserve), the Company intends to transfer its capital reserve to retained earnings. This measure aims to expand the funds available for dividends, as part of the Company’s shareholder return policy.

-

The reduction in capital reserve will result in an increase of KRW 3.0 trillion in distributable profit, which, in accordance with relevant laws*, may be used as a source for non-taxable dividends in the future.

-

For individual shareholders, non-taxable dividends are not subject to withholding tax (15.4%), allowing them to receive 100% of the dividend amount. Additionally, such dividends are not subject to comprehensive taxation on financial income (up to 49.5%).

*	Article 18, Item 8 of the Corporate Tax Act; Article 26-3, Paragraph 6 of the Enforcement Decree of the Income Tax Act; and Article 17 of the Corporate Tax Act

4. Election of directors

[ Candidates’ Information ]

	Name	Date of Birth	Director Classification	Whether elected separately as a director who is a member of the Audit Committee	Relationship with the Majority Shareholder	Recommended by
4-1	Choon Soo KIM	Jul. 6, 1956	Independent Director	No	None	Committee for Recommending Executive Officer Candidates

4-2	Young Hoon KIM	Jan. 6, 1958	Independent Director	No	None	Committee for Recommending Executive Officer Candidates

4-3	Kang Haeng LEE	Sep. 25, 1959	Independent Director	No	None	Committee for Recommending Executive Officer Candidates

4-4	In Sub YOON	Jan. 20, 1956	Independent Director	No	None	Committee for Recommending Executive Officer Candidates

1)

The terms of office of the independent director candidates Choon Soo KIM, Young Hoon KIM, and Kang Haeng LEE will be from the end of the annual general meeting of shareholders (“AGM”) for FY2024 to the end of the AGM for FY2026

2)	The term of office of the independent director candidate In Sub Yoon will be from the end of the AGM for FY2024 to the end of the AGM for FY2025

[ Experience ]

	Name	Career Background (including current position)		Transactions with the Company within the past three years

4-1	Choon Soo KIM	2019-2025 2023-2025 2012-2018 2009-2012 1997-2007 1981-1991

- CEO, Natural Farm & Bio and Advisor, Eugene Logistics

- CEO, Gowoon Leisure

- CEO, Eugene Logistics

- President of Ethics Management Office, Eugene Corporation

- CEO & President of CPC, Eugene General Development

- Insurance Supervisory Service / Dongbu Fire & Marine Insurance

None

4-2	Young Hoon KIM	2016-Current 2016-2024 2021-2024 2008-2015 2004-2007	- Executive director, Kidari Studio - CEO, Kidari Studio - CEO, Lezhin Entertainment - CEO, Daou Technology - CEO, Unitel	None

4-3	Kang Haeng LEE	2025-Current 2022-2024 2019-2021 2016-2018	- Senior Advisor, Korea Investment Holdings - Vice Chairman, Korea Investment Holdings - President, Korea Investment Holdings - Executive Vice President, Korea Investment Holdings	None

4-4	In Sub YOON	2022-Current 2018-2021 2010-2017 2008-2010 2007-2008	- Independent director, Woori Financial Group - Chairman of the Board of Directors and Chairman, Fubon Hyundai Life Insurance - CEO, Korea Ratings - CEO, Hana HSBC Life Insurance - CEO, Hana Life	None

	Name	Delinquent tax payments	Executive officer of any insolvent company	Grounds for potential disqualification by law

4-1	Choon Soo KIM	None	None	None

4-2	Young Hoon KIM	None	None	None

4-3	Kang Haeng LEE	None	None	None

4-4	In Sub YOON	None	None	None

[ Execution Plan of Candidates (for appointment of independent directors only) ]

• Candidate: Choon Soo KIM

1) Expertise

- The candidate is a management expert who has served as a Chief Executive Officer across various industries and possesses a strong understanding of compliance, gained from his experience in ethics management. He has the necessary expertise and capabilities to serve as an independent director and contribute to the development of Woori Financial Group.

2) Independence

- The candidate is committed to performing his duties fairly and independently, in the best interests of all shareholders and financial consumers.

3) Job performance

- The candidate will actively contribute to realizing Woori Financial Group’s vision by leveraging his independence and expertise to provide strategic recommendations for corporate growth and diligent oversight of internal control activities.

• Candidate: Young Hoon KIM

1) Expertise

- The candidate graduated from Hanyang University with a degree in industrial engineering and obtained an MBA in the United States. He has extensive experience in the IT and digital sectors and will leverage his expertise to support the growth of Woori Financial Group.

2) Independence

- The candidate is committed to performing his duties fairly and independently, in the best interests of all shareholders and financial consumers.

3) Job performance

- The candidate will actively contribute to realizing Woori Financial Group’s vision by leveraging his independence and expertise to provide strategic recommendations for corporate growth and diligent oversight of internal control activities.

• Candidate: Kang Haeng LEE

1) Expertise

- The candidate has held key positions at Korea Investment & Securities and Korea Investment Holdings, including as the Chief Financial Officer, President, and Vice Chairman . As a finance and investment expert, he has contributed to the stable growth of financial holding companies through financial and investment strategy development, asset management, and risk management. He will apply this expertise to support the growth of Woori Financial Group.

2) Independence

- The candidate is committed to performing his duties fairly and independently, in the best interests of all shareholders and financial consumers.

3) Job performance

- The candidate will actively contribute to realizing Woori Financial Group’s vision by leveraging his independence and expertise to provide strategic recommendations for corporate growth and diligent oversight of internal control activities.

• Candidate: In Sub YOON

1) Expertise

- The candidate holds a master’s degree in accounting and has served as the Chief Executive Officer of multiple financial institutions, including life and non-life insurance companies. As an experienced executive, he possesses deep insights into, and an extensive professional network within, the financial sector, making him a finance and accounting expert. He will leverage this expertise to contribute to the development of Woori Financial Group.

2) Independence

- The candidate is committed to performing his duties fairly and independently, in the best interests of all shareholders and financial consumers.

3) Job performance

- The candidate will actively contribute to realizing Woori Financial Group’s vision by leveraging his independence and expertise to provide strategic recommendations for corporate growth and diligent oversight of internal control activities.

[ Reasons for recommendation by the Board of Directors (the “Board”) ]

• Candidate: Choon Soo KIM

- The candidate possesses a fundamental understanding of the financial industry, gained through his experience at the Insurance Supervisory Authority and an insurance company. As a graduate of Seoul National University with a degree in law, the candidate has a strong grasp of compliance and has demonstrated expertise in internal controls and ethical management, having served as the inaugural head of the Ethics Management Office at Eugene Corporation. Having held key positions such as the Chief Executive Officer of Eugene General Development and Eugene Logistics, the candidate has demonstrated outstanding results in corporate operations and strategic management. With extensive networks and business management experience across various industries, the candidate has developed the ability to demonstrate strategic insight and execution capabilities, even in complex business environments.

The candidate is well trusted within the Group, due to his fair and objective decision-making abilities, and has contributed to establishing a foundation for sustainable corporate growth through his continuous efforts to enhance ethical management and internal controls. This broad expertise and practical experience are expected to contribute to the long-term growth of the Group and the strengthening of the Board’s internal control functions. Therefore, the Board recommends his election as an independent director.

• Candidate: Young Hoon KIM

- The candidate graduated from Hanyang University with a degree in industrial engineering and obtained an MBA in the United States. He is a seasoned expert with extensive experience in the IT and digital sectors.

Starting as a founding member of Daou Technology, he later served as its Chief Executive Officer, achieving remarkable success in the IT and software business. He then expanded into the content industry, leading significant growth in the global market. With a deep understanding of IT and digital transformation, he is expected to provide valuable insights into digital innovation and data-driven management in the financial industry.

Furthermore, his experience in mergers and acquisitions and business expansion through corporate management well-positions him to contribute to the development of growth strategies for the Group. Leveraging his extensive global network and business management experience across various industries, it is expected that he will play a key role in enhancing the Board’s expertise with respect to advancing the globalization of financial services and pursuing new business initiatives. For these reasons, the Board recommends his election as an independent director.

• Candidate: Kang Haeng LEE

- The candidate graduated from Sogang University with a degree in economics and has over 30 years of experience in the financial industry, specializing in asset management, risk management, and global financial strategy. Having held key positions at Korea Investment & Securities and Korea Investment Holdings, including as the Chief Financial Officer (CFO), President, and Vice Chairman, he is an expert in finance and investment strategy. His contributions to financial planning, asset management, and risk control have played a crucial role in ensuring the stable growth of financial holding companies. Additionally, with a leadership approach that prioritizes ethical responsibility and the strengthening of internal controls, he has helped establish a foundation for sustainable growth. His extensive experience in the financial sector is expected to further enhance the Group’s risk management and internal control functions, making him a strong candidate for an independent director position. For these reasons, the Board recommends his election as an independent director.

• Candidate: In Sub YOON

- The candidate holds a master’s degree in accounting and is a seasoned executive, having served as the Chief Executive Officer of multiple financial institutions, including life and non-life insurance companies. With deep insights into the domestic financial industry and an extensive professional network, he is recognized as an expert in finance and risk management. As a Board member, he has played a leading role in fostering a culture of active discussion through his thorough review of board agenda items and his dedicated execution of duties. In his current role as the Chairman of the Risk Management Committee, he has effectively overseen sound management practices, contributing significantly to the Group’s stability through proactive risk management, achieving industry-leading asset soundness. Additionally, in the 2024 evaluation of independent directors, he received the highest rating across all areas, demonstrating his strong expertise and commitment to fulfilling his responsibilities. For these reasons, the Board recommends his election as an independent director.

5. Election of independent director who will serve as an audit committee member

[Candidate’s Information ]

	Name	Date of Birth	Director Classification	Whether elected separately as a director who is a member of the Audit Committee	Relationship with the Majority Shareholder	Recommended by
5	Yeongseop RHEE	May 6, 1960	Independent Director	Yes	None	Committee for Recommending Executive Officer Candidates

1)	The term of office of the independent director candidate Yeongseop RHEE will be from the end of the AGM for FY2024 to the end of the AGM for FY2026

[ Experience ]

	Name	Career Highlights	Transactions with the Company within the past three years
5	Yeongseop RHEE	2010-Current 2019-2022 2020-2021 2016-2018

-   Professor, Seoul National University Graduate School of International Studies

-   Independent director, Samsung Securities

-   President, Korea Money and Finance Association

-   Director, Institute of Financial Economics of Seoul National University

None

	Name	Delinquent tax payments	Executive officer of any insolvent company	Grounds for potential disqualification by law
5	Yeongseop RHEE	None	None	None

[Execution Plan of Candidates (for appointment of independent directors only) ]

• Candidate: Yeongseop RHEE

1) Expertise

- The candidate possesses extensive experience and expertise in international financial markets, policy analysis, asset management, and risk management, making them an expert in the fields of economics, finance, and risk management. Based on this background, they will contribute to the growth and development of Woori Financial Group.

2) Independence

- The candidate is committed to performing his duties fairly and independently, in the best interests of all shareholders and financial consumers.

3) Job performance

- The candidate will actively contribute to realizing Woori Financial Group’s vision by leveraging his independence and expertise to provide strategic recommendations for corporate growth and diligent oversight of internal control activities.

[ Reasons for recommendation by the Board ]

• Candidate: Yeongseop RHEE

- The candidate earned a master’s degree in statistics and a Ph.D. in economics from UC Berkeley and is currently a professor at the Graduate School of International Studies at Seoul National University. He is recognized as a leading expert in finance and economics. Having served as the President of the Korea Money and Finance Association, the Director of the SNU Institute of Finance and Economics, and a member of the Korea Investment Corporation’s Operations Committee, he has played a key role in strategic decision-making and research across various financial institutions. His expertise spans international financial markets, policy analysis, asset management, and risk management. Beyond financial market and policy research, he has also been actively engaged in real-world financial markets, leading multiple projects related to ESG management, fintech, and capital market development. His experience in these emerging sectors is expected to contribute to strengthening the sustainability and internal control framework of the Group. With extensive experience in global financial markets and risk management, he is well-positioned to refine the governance structure of the Group and enhance its risk management capabilities. Furthermore, his balanced perspective bridging academia and the real economy, along with his strong analytical skills, makes him an ideal candidate to be an independent director. As an Audit Committee member, he is expected to uphold independent and transparent audit functions while supporting the advancement of internal controls and risk management, making him a strong nominee for the position. For these reasons, the Board recommends his election as an independent director who will serve as a member of the Audit Committee.

6. Election of audit committee members who are independent directors

[ Candidates’ Information ]

	Name	Date of Birth	Director Classification	Whether elected separately as a director who is a member of the Audit Committee	Relationship with the Majority Shareholder	Recommended by

6-1	Choon Soo KIM	Jul. 6, 1956	Independent Director	No	None	Committee for Recommending Executive Officer Candidates

6-2	Young Hoon KIM	Jan. 6, 1958	Independent Director	No	None	Committee for Recommending Executive Officer Candidates

6-3	Kang Haeng LEE	Sep. 25, 1959	Independent Director	No	None	Committee for Recommending Executive Officer Candidates

1)	The terms of office of the Audit Committee member candidates Choon Soo KIM, Young Hoon KIM, and Kang Haeng LEE will be from the end of the AGM for FY2024 to the end of the AGM for FY2026.

[ Experience ]

	Name	Career Background (including current position)		Transactions with the Company within the past three years

6-1	Choon Soo KIM	2019-2025 2023-2025 2012-2018 2009-2012 1997-2007 1981-1991

-   CEO, Natural Farm & Bio and Advisor, Eugene Logistics

-   CEO, Gowoon Leisure

-   CEO, Eugene Logistics

-   President of Ethics Management Office, Eugene Corporation

-   CEO & President of CPC, Eugene General Development

-   Insurance Supervisory Service / Dongbu Fire & Marine Insurance

None

6-2	Young Hoon KIM	2016-Current 2016-2024 2021-2024 2008-2015 2004-2007	- Executive director, Kidari Studio - CEO, Kidari Studio - CEO, Lezhin Entertainment - CEO, Daou Technology - CEO, Unitel	None

6-3	Kang Haeng LEE	2025-Current 2022-2024 2019-2021 2016-2018	- Senior Advisor, Korea Investment Holdings - Vice Chairman, Korea Investment Holdings - President, Korea Investment Holdings - Executive Vice President, Korea Investment Holdings	None

	Name	Delinquent tax payments	Executive officer of any insolvent company	Grounds for potential disqualification by law
6-1	Choon Soo KIM	None	None	None

6-2	Young Hoon KIM	None	None	None

6-3	Kang Haeng LEE	None	None	None

[ Reasons for recommendation by the Board of Directors (the “Board”) ]

• Candidate: Choon Soo KIM

- The candidate possesses a fundamental understanding of the financial industry, gained through his experience at the Insurance Supervisory Authority and an insurance company. As a graduate of Seoul National University with a degree in law, the candidate has a strong grasp of compliance and has demonstrated expertise in internal controls and ethical management, having served as the inaugural head of the Ethics Management Office at Eugene Corporation. Having held key positions such as the Chief Executive Officer of Eugene Comprehensive Development and Eugene Logistics, the candidate has demonstrated outstanding results in corporate operations and strategic management. With extensive networks and business management experience across various industries, the candidate has developed effective risk management and internal control capabilities even in complex business environments.

The candidate is well trusted within the Group, due to his fair and objective decision-making abilities, and has contributed to establishing a foundation for sustainable corporate growth through his continuous efforts to enhance ethical management and internal controls. Through such broad expertise and practical experience, he is expected to contribute as a member of the Audit Committee to advancing the internal control system of the Group, strengthening the Group’s risk management and ensuring the independence of its audit functions. Therefore, the Board recommends his election as a member of the Audit Committee.

• Candidate: Young Hoon KIM

- The candidate graduated from Hanyang University with a degree in industrial engineering and obtained an MBA in the United States. He is a seasoned expert with extensive experience in the IT and digital sectors.

Starting as a founding member of Daou Technology, he later served as its Chief Executive Officer, achieving remarkable success in the IT and software business. He then expanded into the content industry, leading significant growth in the global market.

In particular, the candidate’s extensive capabilities in IT and data management is expected to contribute to improving the internal control and risk management systems of the Group, especially in the increasingly digitalized financial industry. Based on a deep understanding of data-driven decision-making and digital security risks, the candidate is expected to play a key role in refining and improving the efficiency of the internal control processes of the Group.

Furthermore, he has accumulated practical insight into corporate governance and risk management through his experience in mergers and acquisitions and business expansions, allowing him to contribute to strengthening the transparency and sustainability of the Group. As a member of the Audit Committee with the ability to respond to new technologies and digital risks in the financial industry, he is expected to play an important role in improving the internal control system of the Group. Therefore, the Board recommends his election as a member of the Audit Committee.

• Candidate: Kang Haeng LEE

- The candidate graduated from Sogang University with a degree in economics and has over 30 years of experience in the financial industry, specializing in asset management, risk management, and global financial strategy. Having held key positions at Korea Investment & Securities and Korea Investment Holdings, including as the Chief Financial Officer (CFO), President, and Vice Chairman, he has played a crucial role in achieving stable growth and establishing a sustainable financial strategy for the Group.

Through his extensive experiences in the financial sector, he is able to contribute to strengthening the Group’s risk management system and improve the internal control processes. The experience he accumulated through his asset management and investment strategies will help him to improve the Group’s financial stability, and he is expected to contribute to improving the trustworthiness of the Group’s internal control system.

In addition, through a leadership that emphasizes ethical responsibility, he is capable of establishing a fair and transparent decision-making culture and proposing practical measures to strengthen internal controls. Therefore, the Board recommends his election as a member of the Audit Committee.

7. Approval of Maximum Limit on Directors’ Compensation

Item	2025	2024

Number of Directors (Number of Independent Directors)	8 (7)	8 (7)

Compensation Limit	3.0 billion won1)	3.0 billion won

Amount Paid	N/A	1,664 million won2)

1)

The allocation of compensation within the total compensation limit is delegated to the Board of Directors (the Compensation Committee). Separately from such compensation limit, the Group will operate a performance-linked stock-based compensation plan in 2025 based on the Group’s stock, within a pool of 80,000 shares. The final payout amount will be determined and distributed in 2029, based on the achievement rate of the Group’s long-term performance metrics over the next four years (including relative shareholder return, return on equity, net income, SG&A ratio and NPL ratio).

2)

Separately, a long-term performance-based compensation of KRW 674 million was paid for the standing director’s tenure in 2020, under a previously approved performance-linked stock-based compensation plan approved during a previous general meeting of shareholders.

Appendix A. Financial Statements for FY2024

For further information, please refer to the Audit Reports furnished to the U.S. Securities and Exchange Commission as an exhibit to the Form 6-K on March 5, 2025. The Audit Reports are available on the U.S. Securities and Exchange Commission website at www.sec.gov.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2024 AND 2023

	December 31, 2024	December 31, 2023
	(Korean Won in millions)
ASSETS
Cash and cash equivalents	27,281,123	30,556,618
Financial assets at fair value through profit or loss (“FVTPL”)	25,202,672	21,544,756
Financial assets at fair value through other comprehensive income (“FVTOCI”)	43,797,745	37,891,495
Securities at amortized cost	19,203,177	23,996,172
Loans and other financial assets at amortized cost	398,471,816	373,148,148
Investments in joint ventures and associates	1,748,810	1,795,370
Investment properties	450,788	472,768
Premises and equipment	3,370,585	3,176,759
Intangible assets	1,091,402	996,842
Assets held for sale	73,989	20,345
Net defined benefit asset	146,109	240,260
Current tax assets	61,613	203,542
Deferred tax assets	72,937	93,366
Derivative assets (Designated for hedging)	175,191	26,708
Other assets	4,605,363	3,841,787

Total assets	525,753,320	498,004,936

LIABILITIES
Financial liabilities at fair value through profit or loss (“FVTPL”)	9,896,597	6,138,313
Deposits due to customers	366,821,156	357,784,297
Borrowings	30,117,031	30,986,746
Debentures	48,207,103	41,239,245
Provisions	611,428	806,031
Net defined benefit liability	5,424	6,939
Current tax liabilities	127,126	103,655
Deferred tax liabilities	858,822	470,311
Derivative liabilities (Designated for hedging)	102,815	153,007
Other financial liabilities	32,314,051	26,115,005
Other liabilities	796,498	803,897

Total liabilities	489,858,051	464,607,446

EQUITY
Owners’ equity
Capital stock	3,802,676	3,802,676
Hybrid securities	3,810,435	3,611,129
Capital surplus	934,100	935,563
Other equity	(1,400,885)	(1,668,957)
Retained earnings	26,950,510	24,986,470

	34,096,836	31,666,881

Non-controlling interests	1,798,433	1,730,609

Total equity	35,895,269	33,397,490

Total liabilities and equity	525,753,320	498,004,936

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

	2024	2023
	(Korean Won in millions)
Interest income	22,013,341	20,641,554
Financial assets at FVTPL	236,793	192,094
Financial assets at FVTOCI	1,281,642	999,407
Financial assets at amortized cost	20,494,906	19,450,053
Interest expense	(13,127,005)	(11,899,014)

Net interest income	8,886,336	8,742,540
Fees and commissions income	2,874,216	2,565,814
Fees and commissions expense	(788,046)	(845,333)

Net fees and commissions income	2,086,170	1,720,481
Dividend income	310,320	240,293
Net gain on financial instruments at FVTPL	1,492,783	488,486
Net gain (loss) on financial assets at FVTOCI	96,620	(37,641)
Net gain arising on financial assets at amortized cost	286,885	203,942
Impairment losses due to credit loss	(1,716,295)	(1,894,916)
General and administrative expense	(4,468,973)	(4,443,433)
Other net operating expense	(2,718,656)	(1,520,723)

Operating income	4,255,190	3,499,029
Share of gain of joint ventures and associates	76,265	109,831
Other non-operating expense	(108,608)	(91,407)

Non-operating income (expenses)	(32,343)	18,424
Net income before income tax expense	4,222,847	3,517,453
Income tax expense	(1,051,378)	(890,559)
Net income	3,171,469	2,626,894

Net gain (loss) on valuation of equity securities at FVTOCI	(138,097)	193,191
Net gain on credit risk fluctuation of financial liabilities designated to be measured at FVTPL	1,348	—
Changes in capital due to equity method	(1,663)	8,603
Remeasurement loss related to defined benefit plan	(61,929)	(79,460)

Items that will not be reclassified to profit or loss:	(200,341)	122,334

Net gain on valuation of debt securities at FVTOCI	172,155	532,334
Changes in capital due to equity method	(3,704)	(5,638)
Net gain on foreign currency translation of foreign operations	522,845	45,080
Net loss on valuation of hedges of net investments in foreign operations	(114,827)	(14,049)
Net gain (loss) on valuation of cash flow hedge	6,591	(16,524)

Items that may be reclassified to profit or loss:	583,060	541,203
Other comprehensive income, net of tax	382,719	663,537
Total comprehensive income	3,554,188	3,290,431

(Continued)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (CONTINUED)

	2024	2023
	(Korean Won in millions)
Net income attributable to:	3,171,469	2,626,894
Net income attributable to owners	3,085,995	2,506,296
Net income attributable to non-controlling interests	85,474	120,598
Total comprehensive income attributable to:	3,554,188	3,290,431
Comprehensive income attributable to owners	3,454,620	3,164,464
Comprehensive income attributable to non-controlling interests	99,568	125,967
Earnings per share
Basic and diluted earnings per share (Unit: In Korean Won)	3,950	3,230

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

	Capital Stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Owners’ equity in total	Non- controlling interests	Total equity
	(Korean Won in millions)
January 1, 2023	3,640,303	3,112,449	682,385	(2,423,392)	23,750,152	28,761,897	2,865,445	31,627,342
Total comprehensive income
Net income	—	—	—	—	2,506,296	2,506,296	120,598	2,626,894
Net gain on valuation of financial instruments at FVTOCI	—	—	—	725,513	—	725,513	12	725,525
Net gain (loss) due to disposal of equity securities at FVTOCI	—	—	—	(86)	86	—	—	—
Changes in capital due to equity method	—	—	—	2,996	(50)	2,946	19	2,965
Gain on foreign currency translation of foreign operations	—	—	—	39,780	—	39,780	5,300	45,080
Loss on valuation of hedges of net investments in foreign operations	—	—	—	(14,049)	—	(14,049)	—	(14,049)
Loss on valuation of cash flow hedge	—	—	—	(16,524)	—	(16,524)	—	(16,524)
Remeasurement gain related to defined benefit plan	—	—	—	(79,498)	—	(79,498)	38	(79,460)
Transactions with owners
Comprehensive stock exchange	162,373	—	249,008	—	—	411,381	(414,015)	(2,634)
Dividends to common stocks	—	—	—	—	(978,376)	(978,376)	(11,647)	(990,023)
Changes in treasury stocks	—	—	1,128	(35,529)	(100,000)	(134,401)	—	(134,401)
Issuance of hybrid securities	—	498,680	—	—	—	498,680	299,327	798,007
Dividends to hybrid securities	—	—	—	—	(131,148)	(131,148)	(95,637)	(226,785)
Redemption of hybrid securities	—	—	—	(1,695)	—	(1,695)	(1,097,697)	(1,099,392)
Changes in subsidiaries’ capital	—	—	(1,869)	60,491	(60,490)	(1,868)	(1,927)	(3,795)
Changes in non-controlling interests related to business combinations	—	—	—	—	—	—	138,478	138,478
Others	—	—	4,911	73,036	—	77,947	(77,685)	262

December 31, 2023	3,802,676	3,611,129	935,563	(1,668,957)	24,986,470	31,666,881	1,730,609	33,397,490

January 1, 2024	3,802,676	3,611,129	935,563	(1,668,957)	24,986,470	31,666,881	1,730,609	33,397,490
Total comprehensive income
Net income	—	—	—	—	3,085,995	3,085,995	85,474	3,171,469
Net gain (loss) on valuation of financial instruments at FVTOCI	—	—	—	34,203	—	34,203	(145)	34,058
Net gain (loss) due to disposal of equity securities at FVTOCI	—	—	—	(53,460)	53,460	—	—	—
Net gain on credit risk fluctuation of financial liabilities designated to be measured at FVTPL	—	—	—	1,348	—	1,348	—	1,348
Changes in capital due to equity method	—	—	—	(5,357)	(10)	(5,367)	—	(5,367)
Gain on foreign currency translation of foreign operations	—	—	—	508,631	—	508,631	14,214	522,845
Loss on valuation of hedges of net investments in foreign operations	—	—	—	(114,827)	—	(114,827)	—	(114,827)
Gain on valuation of cash flow hedge	—	—	—	6,591	—	6,591	—	6,591
Remeasurement gain related to defined benefit plan	—	—	—	(61,954)	—	(61,954)	25	(61,929)
Transactions with owners
Dividends to common stocks	—	—	—	—	(878,330)	(878,330)	(3,829)	(882,159)
Changes in treasury stocks	—	—	733	3,832	(136,688)	(132,123)	—	(132,123)
Issuance of hybrid securities	—	1,196,850	—	—	—	1,196,850	757,970	1,954,820
Dividends to hybrid securities	—	—	—	—	(158,682)	(158,682)	(76,249)	(234,931)
Redemption of hybrid securities	—	(997,544)	—	(52,199)	—	(1,049,743)	(658,470)	(1,708,213)
Changes in subsidiaries’ capital	—	—	12,256	1,264	(1,693)	11,827	(9,709)	2,118
Changes in non-controlling interests related to business combinations	—	—	(1,148)	—	—	(1,148)	5,599	4,451
Others	—	—	(13,304)	—	(12)	(13,316)	(47,056)	(60,372)

December 31, 2024	3,802,676	3,810,435	934,100	(1,400,885)	26,950,510	34,096,836	1,798,433	35,895,269

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

	2024	2023
	(Korean Won in millions)
Cash flows from operating activities:
Net income	3,171,469	2,626,894
Adjustments to net income:
Income tax expense	1,051,378	890,559
Interest income	(22,013,341)	(20,641,554)
Interest expense	13,127,005	11,899,014
Dividend income	(310,320)	(240,293)

	(8,145,278)	(8,092,274)

Additions of expenses not involving cash outflows:
Loss on financial assets at FVTOCI	4,611	46,335
Impairment loss due to credit loss	1,716,295	1,894,916
Loss on other provisions	41,938	99,444
Retirement benefit	129,029	113,435
Depreciation and amortization	1,163,799	993,176
Net loss on foreign currency translation	1,177,859	366,026
Loss on derivatives (designated for hedge)	24,252	35,583
Loss on fair value hedge	64,571	72,601
Loss on valuation of investments in joint ventures and associates	19,911	22,710
Loss on disposal of investments in joint ventures and associates	532	588
Loss on disposal of premises and equipment, intangible assets and other assets	2,233	1,873
Impairment loss on premises and equipment, intangible assets and other assets	3,627	129
Other loss	10,887	—
Other operating expenses	9,509	—

	4,369,053	3,646,816

Deductions of income not involving cash inflows:
Gain on financial assets at FVTPL	1,299,919	571,179
Gain on financial assets at FVTOCI	101,231	8,694
Gain on other provisions	10,026	19,781
Gain on derivatives (designated for hedge)	192,000	114,875
Gain on fair value hedge	25,469	8,986
Gain on valuation of investments in joint ventures and associates	96,176	132,541
Gain on disposal of investments in joint ventures and associates	19,642	33,123
Gain on disposal of premises and equipment, intangible assets and other assets	7,064	5,267
Reversal of impairment loss on premises and equipment, intangible assets and other assets	147	230

	1,751,674	894,676

Changes in operating assets and liabilities:
Financial instruments at FVTPL	1,594,646	(1,715,646)
Loans and other financial assets at amortized cost	(21,703,969)	(18,598,117)
Other assets	(1,254,513)	(1,264,071)
Deposits due to customers	3,411,535	15,176,465
Provisions	(203,770)	136,521
Net defined benefit liability	(120,782)	(172,759)
Other financial liabilities	4,806,822	2,225,382
Other liabilities	(9,173)	95,559

	(13,479,204)	(4,116,666)

Interest income received	22,304,745	20,416,107
Interest expense paid	(12,483,982)	(10,626,911)
Dividends received	310,341	202,257
Income tax paid	(424,770)	(1,539,605)

	9,706,334	8,451,848

Net cash inflow (outflow) from operating activities	(6,129,300)	1,621,942

(Continued)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (CONTINUED)

	2024	2023
	(Korean Won in millions)
Cash flows from investing activities:
Net cash out-flows from obtaining control	2,008	(209,643)
Net cash out-flows from losing control	—	(464)
Disposal of financial instruments at FVTPL	11,659,750	10,487,513
Acquisition of financial instruments at FVTPL	(11,111,809)	(12,167,823)
Disposal of financial assets at FVTOCI	26,921,313	20,648,897
Acquisition of financial assets at FVTOCI	(31,718,677)	(24,211,531)
Redemption of securities at amortized cost	7,634,677	8,727,124
Acquisition of securities at amortized cost	(2,586,171)	(4,244,256)
Cash outflows from changes in subsidiaries	(674,625)	(619,726)
Disposal of investments in joint ventures and associates	1,253,301	101,051
Acquisition of investments in joint ventures and associates	(979,480)	(310,239)
Disposal of investment properties	64,926	—
Acquisition of investment properties	—	(99,234)
Disposal of premises and equipment	10,730	19,001
Acquisition of premises and equipment	(221,856)	(164,696)
Disposal of intangible assets	4,596	2,513
Acquisition of intangible assets	(190,126)	(228,503)
Disposal of assets held for sale	23,909	7,156
Net decrease of other assets	(126,765)	8,719

Net cash outflow from investing activities	(34,299)	(2,254,141)

Cash flows from financing activities:
Net cash in-flows (out-flows) from hedging activities	(25,442)	23,394
Net increase (decrease) in borrowings	(3,011,120)	2,332,376
Issuance of debentures	41,067,565	31,101,841
Redemption of debentures	(35,473,345)	(34,329,491)
Redemption of lease liabilities	(238,770)	(160,673)
Net increase (dcrease) of other liabilities	(17,690)	118
Dividends paid	(878,330)	(978,376)
Issuance of hybrid securities	1,954,820	798,007
Redemption of hybrid securities	(1,726,936)	(1,100,000)
Dividends paid to hybrid securities	(234,931)	(226,785)
Net increase in non-controlling equity liabilities	6,589	6,620
Dividends paid to non-controlling interest	(3,829)	(11,647)
Changes in non-controlling interests	(41,375)	(180,514)
Acquisition of treasury stocks	(136,699)	(158,165)
Disposal of treasury stocks	4,834	23,118

Net cash inflow (outflow) from financing activities	1,245,341	(2,860,177)

Effects of exchange rate changes on cash and cash equivalents	1,642,763	(170,154)
Net decrease in cash and cash equivalents	(3,275,495)	(3,662,530)
Cash and cash equivalents, beginning of the period	30,556,618	34,219,148

Cash and cash equivalents, end of the Period	27,281,123	30,556,618

WOORI FINANCIAL GROUP INC.

SEPARATE STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2024 AND 2023

	December 31, 2024	December 31, 2023
	(Korean Won in millions)
ASSETS
Cash and cash equivalents	1,185,912	289,507
Financial assets at fair value through other comprehensive income (“FVTOCI”)	553,518	539,709
Loans and other financial assets at amortized cost	204,431	1,104,815
Investments in subsidiaries	24,206,017	23,670,476
Premises and equipment	5,304	6,609
Intangible assets	3,308	4,052
Net defined benefit asset	1,378	3,941
Current tax assets	33,120	158,951
Deferred tax assets	4,379	7,478
Other assets	155,670	484

Total assets	26,353,037	25,786,022

LIABILITIES
Debentures	2,037,567	1,587,659
Provisions	1,252	1,227
Current tax liabilities	84,701	32,125
Other financial liabilities	76,382	163,621
Other liabilities	404	392

Total liabilities	2,200,306	1,785,024

EQUITY
Capital stock	3,802,676	3,802,676
Hybrid securities	3,810,225	3,610,953
Capital surplus	11,120,236	11,120,236
Other equity	(1,189)	(7,871)
Retained earnings	5,420,783	5,475,004

Total equity	24,152,731	24,000,998

Total liabilities and equity	26,353,037	25,786,022

WOORI FINANCIAL GROUP INC.

SEPARATE STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

	2024	2023
	(Korean Won in millions)
Interest income	51,778	64,592
Interest expense	(49,650)	(37,097)

Net interest income	2,128	27,495
Fees and commissions income	1,625	1,625
Fees and commissions expense	(21,944)	(21,722)

Net fees and commissions loss	(20,319)	(20,097)
Dividend income	1,208,522	1,482,956
Net gain on financial instruments at FVTPL	—	2,023
Reversal (Provision) of impairment losses due to credit loss	608	(348)
General and administrative expenses	(67,638)	(67,359)

Operating income	1,123,301	1,424,670
Non-operating expense	(147)	(1,043)
Net income before income tax expense	1,123,154	1,423,627
Income tax income	178	881
Net income	1,123,332	1,424,508

Net gain on valuation of equity securities at FVTOCI	10,164	19,789
Remeasurement loss related to defined benefit plan	(1,026)	(873)

Items that will not be reclassified to profit or loss:	9,138	18,916

Other comprehensive income, net of tax	9,138	18,916
Total comprehensive income	1,132,470	1,443,424

Earnings per share
Basic and diluted earnings per share (Unit: In Korean Won)	1,296	1,754

WOORI FINANCIAL GROUP INC.

SEPARATE STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

	Capital stock	Capital surplus	Hybrid securities	Other equity	Retained earnings	Total equity
	(Korean Won in millions)
January 01, 2023	3,640,303	10,909,281	3,112,273	(26,186)	5,261,231	22,896,902
Total comprehensive income
Net income	—	—	—	—	1,424,508	1,424,508
Net gain on valuation of equity securities at FVTOCI	—	—	—	19,789	—	19,789
Remeasurement gain related to defined benefit plan	—	—	—	(873)	—	(873)
Transactions with owners
Comprehensive stock exchange	162,373	210,955	—	—	—	373,328
Dividends to common stocks	—	—	—	—	(979,586)	(979,586)
Issuance of hybrid securities	—	—	498,680	—	—	498,680
Dividends to hybrid securities	—	—	—	—	(131,149)	(131,149)
Acquisition of treasury stock	—	—	—	(100,601)	—	(100,601)
Retirement of treasury stock	—	—	—	100,000	(100,000)	—

December 31, 2023	3,802,676	11,120,236	3,610,953	(7,871)	5,475,004	24,000,998

January 01, 2024	3,802,676	11,120,236	3,610,953	(7,871)	5,475,004	24,000,998
Total comprehensive income
Net income	—	—	—	—	1,123,332	1,123,332
Net gain on valuation of equity securities at FVTOCI	—	—	—	10,164	—	10,164
Remeasurement loss related to defined benefit plan	—	—	—	(1,026)	—	(1,026)
Transactions with owners
Dividends to common stocks	—	—	—	—	(882,183)	(882,183)
Issuance of hybrid securities	—	—	1,196,816	—	—	1,196,816
Dividends to hybrid securities	—	—	—	—	(158,682)	(158,682)
Redemption of hybrid securities	—	—	(997,544)	(2,456)	—	(1,000,000)
Acquisition of treasury stock	—	—	—	(136,688)	—	(136,688)
Retirement of treasury stock	—	—	—	136,688	(136,688)	—

December 31, 2024	3,802,676	11,120,236	3,810,225	(1,189)	5,420,783	24,152,731

WOORI FINANCIAL GROUP INC.

SEPARATE STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

	2024	2023
	(Korean Won in millions)
Cash flows from operating activities:
Net income	1,123,332	1,424,508
Adjustments to net income:
Income tax income	(178)	(881)
Interest income	(51,778)	(64,592)
Interest expense	49,650	37,097
Dividend income	(1,208,522)	(1,482,956)

	(1,210,828)	(1,511,332)

Adjustments for profit/loss items not involving cash flows:
Provision (reversal) of impairment losses due to credit loss	(608)	348
Gain on valuation of financial instruments at FVTPL	—	(2,023)
Retirement benefit	3,311	3,159
Depreciation and amortization	5,728	7,305
Gain on disposal of premises and equipment, intangible assets and other assets	(7)	(35)

	8,424	8,754

Changes in operating assets and liabilities:
Loans and other financial assets at amortized cost	(33,742)	24,861
Other assets	204	(163)
Net defined benefit liability	(2,143)	(2,338)
Other financial liabilities	38,028	(22,992)
Other liabilities	11	(199)

	2,358	(831)

Interest income received	64,991	60,873
Interest expense paid	(46,054)	(35,323)
Dividends received	1,208,517	1,482,771
Income tax paid	(2,145)	(2,195)

	1,225,309	1,506,126

Net cash provided by operating activities	1,148,595	1,427,225

Cash flows from investing activities:
Net decrease on other investment assets	974,000	226,000
Acquisition of investments in subsidiaries	(535,541)	(898,740)
Increase in advance payments related to investments in subsidiaries	(155,388)	—
Acquisition of financial assets at FVTOCI	—	(200,000)
Acquisition of premises and equipment	(258)	(523)
Acquisition of intangible assets	(303)	(583)
Net decrease on guarantee deposits for leases	37	98

Net cash inflow(outflow) from investing activities	282,547	(873,748)

(Continued)

WOORI FINANCIAL GROUP INC.

SEPARATE STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

	2024	2023
	(Korean Won in millions)
Cash flows from financing activities:
Issuance of debentures	599,000	399,234
Redemption of debentures	(150,000)	(260,000)
Issuance of hybrid securities	1,196,816	498,680
Redemption of hybrid securities	(1,000,000)	—
Acquisition of treasury stock	(136,688)	(100,601)
Redemption of lease liabilities	(3,000)	(3,129)
New stock issuance cost	—	(780)
Dividends paid to hybrid securities	(158,682)	(131,149)
Dividends paid	(882,183)	(979,586)

Net cash outflow from financing activities	(534,737)	(577,331)

Net increase (decrease) in cash and cash equivalents	896,405	(23,854)
Cash and cash equivalents, beginning of the period	289,507	313,361

Cash and cash equivalents, end of the period (Note 5)	1,185,912	289,507

WOORI FINANCIAL GROUP INC.

SEPARATE STATEMENTS OF APPROPRIATIONS OF RETAINED EARNINGS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(Unit: Korean Won in millions):

	For the year ended December 31, 2024 (Expected date of disposal March 26, 2025)	For the year ended December 31, 2023 (Confirmed date of disposal March 22, 2024)
Unappropriated retained earnings:
Unappropriated retained earnings carried over from prior years	4,551,003	4,243,846
Interim dividend (dividend per share (%)) (2024: 540 Won (10.8%)) (2023: 360 Won (7.2%))	(400,970)	(266,089)
Dividend to hybrid equity securities	(158,682)	(131,149)
Retirement of treasury stock	(136,688)	(100,000)
Net income	1,123,332	1,424,508

	4,977,995	5,171,116

Transfer to retained earnings:
Earned profit reserves	—	3,560

	—	3,560
Appropriation of retained earnings:
Earned profit reserves	112,340	142,460
Regulatory reserve for credit loss	1,152	—
Amortization of Redemption Loss on Hybrid Securities	2,456	—
Cash dividend (dividend per share (%)) (2024: 660 Won (13.2%)) (2023: 640 Won (12.8%))	490,075	481,213

	606,023	623,673

Unappropriated retained earnings to be carried forward	4,371,972	4,551,003

Appendix B. Approval of amendments to the Articles of Incorporation (the “AOI”)

Before Amendment	After Amendment	Reasons for Amendment

Article 43.  (Composition and Role of the Board of Directors)

(1)   (Omitted)

(2)   The Board of Directors shall review and resolve the following matters with the purpose of increasing profits to the shareholders.

1. ~ 5. (Omitted)

     (New)

6.  Matters Regarding the establishment of governance structure policies, such as the succession of management by the chief executive officer, etc.

7.  Matters regarding supervision of conflicts of interest between the Company and major shareholders

8.  Other matters set forth by the laws and regulations, and the Regulations of the Board of Directors

(3)   (Omitted)

Article 43.  (Composition and Role of the Board of Directors)

(1)   (Same as the left)

(2)   The Board of Directors shall review and resolve the following matters with the purpose of increasing profits to the shareholders:

1. ~ 5. (Omitted)

6.  Matters regarding the establishment and supervision of internal control and risk management policies.

7.  Matters Regarding the establishment of governance structure policies, such as the succession of management by the chief executive officer, etc.

8.  Matters regarding supervision of conflicts of interest between the Company and major shareholders

9.  Other matters set forth by the laws and regulations, and the Regulations of the Board of Directors

(3)   (Same as the left)

In accordance with Article 15, Paragraph 1, Item 5-2 of the Act on Corporate Governance of Financial Companies

Article 48.  (Committees within the Board of Directors)

(1)   The Company shall have the following committees within the Board of Directors:

1. ~ 4. (Omitted)

   (New)

5.  Subsidiary Representative Director Candidate Recommendation Committee; and

6.  ESG Management Committee

(2)   (New)

Details regarding composition, powers, operation, etc. of each of the above committees shall be determined by a resolution of the Board of Directors.

Article 48.  (Committees within the Board of Directors)

(1)   The Company shall have the following committees within the Board of Directors:

1. ~ 4. (Same as the left)

5.  Board Ethics & Internal Control Committee

6.  Subsidiary Representative Director Candidate Recommendation Committee; and

7.  ESG Management Committee

(2)   The risk management committee is responsible for conducting risk management-related inspections, evaluations, and requests for corrective measures in accordance with Article 22-2 of the Act on Corporate Governance of Financial Companies.

(3)   Other details regarding composition, powers, operation, etc. of each of the above committees shall be determined by a resolution of the Board of Directors.

In accordance with Article 16, Paragraph 1, Item 5 of the Act on Corporate Governance of Financial Companies

In accordance with Article 22-2, Paragraph 3 of the Act on Corporate Governance of Financial Companies

Strengthening Internal Controls and Establishing Ethical Management Governance

Article 60.  (Quarterly Dividends)

(1)   The Company may pay quarterly dividends under Article 165-12 of the Financial Investment Services and Capital Markets Act to its shareholders registered in the shareholders’ registry of the Company as of the end of March, June and September of each year. Quarterly dividends shall be paid in cash.

(2)   Quarterly dividends referred to in Paragraph (1) above shall be paid by a resolution of the Board of Directors, provided that such resolution shall be made within 45 days from each record date referred to in Paragraph (1) above.

Article 60.  (Quarterly Dividends)

(1)   The Company may pay quarterly dividends in cash under Article 165-12 of the Financial Investment Services and Capital Markets Act by a resolution of the Board of Directors, provided that such resolution shall be made within 45 days from the end of March, June and September of each fiscal year.

(2)   The Company may set a record date for determining the shareholders entitled to receive dividends under Paragraph (1) by a resolution of the Board of Directors, provided that the Company shall give at least two weeks’ prior notice of such record date to the public.

Record date to be set after the dividend decision date to enhance shareholder dividend visibility, in line with the amended Act on Corporate Governance of Financial Companies
Addenda (New)	Addenda These Articles of Incorporation shall become effective as of March 26, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: March 5, 2025	By:	/s/ Sung-Wook Lee
(Signature)
	Name:	Sung-Wook Lee
	Title:	Deputy President